March 29, 2007

By EDGAR, “CORRESP” Designation

Mr. James B. Rosenberg,

Senior Assistant Chief Accountant,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Allianz SE
Annual Report on Form 20-F for the
Fiscal Year Ended December 31, 2005 (File No. 001-15154)

Dear Mr. Rosenberg:

We are writing on behalf of Allianz SE (“Allianz”) in response to your comment letter of January 25, 2007 in connection with the Staff’s comments on the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (“2005 Form 20-F”), which also makes reference to certain of your prior comments in your letter dated September 26, 2006.

We appreciate the Staff’s review of the 2005 Form 20-F and have attempted to carefully and thoroughly consider each of the Staff’s comments. In response to some of the Staff’s comments, we have provided disclosure-type language, which we intend to include in our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (“2006 Form 20-F”).

For your convenience, your comments are restated in full and in bold type and we have keyed all responses to the related numbering and headings used. The following are Allianz’s responses to the Staff’s comments:

Mr. James B. Rosenberg

Securities and Exchange Commission

Item 5. Operating and Financial Review and Prospects, page 58

Critical Accounting Policies and Estimates, page 58

Loan impairments and provisions, page 61

1.

We have read your response to comment two and your proposed disclosures. We continue, however, to believe that a sensitivity analysis would be useful to investors. Please provide to us in disclosure-type format a quantified sensitivity analysis, preferably in tabular form, using those factors that are likely to have the most significant impact on the estimate.

We appreciate the Staff’s comment and have given it careful consideration. Allianz does not, however, use sensitivity analysis to manage credit risk associated with loans and advances to customers and banks due to the limitations of this analysis as described below, and we accordingly believe that providing such an analysis would not be either practical or useful to the readers of our financial statements.

Loan impairments and provisions are determined primarily by general credit risk. Borrowers may default on their obligations due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or a variety of other reasons. Allianz manages credit risk by analyzing the quality of its loan portfolio, monitoring creditworthiness ratings of customers, lowering concentrations of risk and focusing the loan portfolio on certain regions and industries. In determining the loan loss provision, management makes judgment-based assessments of the factors described above. Specific inputs are not considered or analyzed in isolation; rather, Allianz analyzes how various inputs interact with one another and makes loss estimates after applying judgment to the output from various models. Such inputs include the deterioration of macroeconomic factors, bankruptcies of large corporations, external shocks such as terror attacks and changes in the legal and regulatory environments (e.g., for private insolvency or Basel II-Default definition).

Sensitivity analysis of changes in a small number of estimates taken in isolation and without the application of judgment would, we believe, be potentially misleading to investors. Moreover, we believe such an analysis would not provide any meaningful information because it would not reflect the process that Allianz implements to make estimates and, more generally, to manage its business.

Furthermore, Allianz believes its 2005 Form 20-F provides, as its 2006 Form 20-F will provide, sufficient quantitative and qualitative information and analysis for users of the financial statements to understand the risks associated with its loan business, specifically:

Mr. James B. Rosenberg

Securities and Exchange Commission

•

Item 4, “Information About the Company – Selected Statistical Information Related to Our Banking Operations – Loan Concentrations” provides quantitative information covering risks associated with loans and statistics on risk elements, for all periods presented.

•

Item 4, “Information About the Company – Selected Statistical Information Related to Our Banking Operations – Movements in Loan Loss Allowance” provides analysis of changes in the loan loss allowance and discusses the underlying factors resulting in those changes.

•

Allianz Group Consolidated Financial Statements – Note 9 “Loans and advances to banks and customers” and Note 34 “Loan loss provisions” include tables that quantify changes in the loan loss provision for each type of allowance (specific, country risk, general), and components of the change in provision, for each time period presented.

We respectfully submit that our current disclosures are consistent with our business and internal management practices, and we continue to believe that a sensitivity analysis of loan impairment and loss provisions would not be useful to readers of our financial statements and could be potentially misleading.

Reserves for insurance and investment contracts, page 63

2.	Refer to your response to comment 3(a). Please revise this proposed presentation to include the same type of information related to the IBNR portion of your reserves.

As previously communicated to the Staff in our November 29, 2006 correspondence, our local operating entities define their respective business lines and estimate the corresponding case reserves using policies and procedures that are appropriate for the applicable local legal, regulatory and statutory accounting environment. Whereas total loss and LAE reserves are set on a best estimate level according to IFRS, the split of the best estimate reserve between case reserves and IBNR varies from country to country. Therefore, aggregation of case and IBNR reserves across operating entities are, in our view, not instructive and possibly misleading. Nonetheless, in response to the Staff’s request, we will revise the proposed presentation of the table entitled “Loss and LAE Reserves by Region and Line of Business, Gross of Reinsurance” to include the relevant IBNR portion of the reserves. We intend to include this table in Allianz’s 2006 Form 20-F in the format attached hereto at Exhibit A.

3.

Refer to your response to comment 3(b). While we recognize that your reserving process is not done at the consolidated level, we still feel that a discussion of each of these issues is appropriate. If such a discussion needs to be made at the lower local level that you discuss then consider the need to provide this discussion at that level. If not, then a broader discussion of the company as a whole that indicates that not all methods are applied in all jurisdictions seems appropriate.

Mr. James B. Rosenberg

Securities and Exchange Commission

Allianz appreciates the Staff’s recognition of our reserving process and its willingness to offer a flexible approach to satisfying this disclosure request. Based on the Staff’s suggestion, we intend to provide a broader discussion of the local level reserving process, in addition to the discussion of the central reserving oversight process included in our November 29, 2006 letter to the Staff. We intend to include the disclosure set forth in Annex I hereto in the “Property-Casualty Insurance Reserves” section our 2006 Form 20-F and to include a cross reference to this discussion in the “Critical Accounting Policies and Estimates” section of our 2006 Form 20-F.

4.

Refer to your response to comments 3(d) and (e). We recognize that your reserving process is distinct in that it is done over many jurisdictions. However we feel that this discussion is extremely important in understanding the volatility of these reserve amounts. Please provide this discussion at a level within your company based on the way the reserves are being set.

Further to the Staff’s request, we intend to provide a discussion of reserve volatility at the operating entity level within the framework of the Allianz Group’s reserving process as well as a discussion of the key assumptions that materially affect reserve estimates. For those assumptions where reasonably likely changes could have a material financial impact, we have included a discussion of the possible scenarios underlying this volatility. Because of the scale and diversification of the Allianz Group across many jurisdictions and several lines of business, there are relatively few key assumptions with potential material impact on the financial position or liquidity of the Group.

We intend to include the disclosure set forth in Annex II hereto in the “Reserves for loss and loss adjustment expense” sub-section under the “Critical Accounting Policies and Estimates” section of our 2006 Form 20-F.

5.

We have read your response to comment 4 and your proposed disclosure. It appears as though the investment rate is one of the most important assumptions made in determining the DAC and PVFP amortization. Therefore, please provide us in disclosure type format a sensitivity discussion that incorporates the impact that reasonably likely changes in the investment rate would have on amortization and your operations. Also include a better discussion of what the recoverability ratio is and how it can be used by an investor.

Further to the Staff’s request, we have revised the previously submitted disclosure to include a sensitivity discussion that incorporates the impact that reasonably likely changes in the investment rate would have on the amounts of DAC and PVFP, as well as a more complete discussion of the recoverability ratio. We intend to include the following disclosure in our 2006 Form 20-F in the “Reserves for insurance and

Mr. James B. Rosenberg

Securities and Exchange Commission

investment contracts” sub-section under the “Critical Accounting Policies and Estimates” section:

“DAC and PVFP amortization schedules are determined on a decentralized basis by our local operating entities. The assumptions used (e.g., investment yields, lapses, expenses and demographics) vary not only by geographical market and operating entity but also by line of business and sometimes even generation of business.

With respect to our major life business units, which comprise approximately 90% of reserves, DAC and PVFP, a central control process has been established at the Allianz Group-level in order to ensure that assumptions and calculations used to determine DAC and PVFP are reasonable, and to monitor potential loss recognition issues.

One method used to monitor trends and sensitivities to changes in assumptions is to compare the recoverability ratio over time and using different levels of inputs. The recoverability ratio provides information regarding the percentage of future profits from the current portfolio that is needed to support the amortization of policy acquisition costs previously capitalized. The recoverability ratio is defined as DAC and PVFP, net of unearned revenue liabilities, divided by a best estimate of present value of future profits. Using best estimate assumptions, the recoverability ratio for the Allianz Group amounted to 55.2 % as of December 31, 2006 and 61.4 % as of December 31, 2005. As the recoverability ratio approaches 100%, it indicates that there is an increased risk of loss. A recoverability ratio of 100% or greater would result in a charge to the Allianz Group’s net income, as the deferred acquisition costs would not be recoverable.

The recoverability ratio is most sensitive to changes in the investment yield, which is the rate of return earned on the investment of net cash inflows. The investment yield is generally estimated in determining the recoverability of DAC and PVFP by increasing the relevant yield curves by the expected credit spread net of default risk. The relevant yield curves represent the risk free rate of return expected to be earned based upon the risk free interest rate in the country where the insurance contracts were issued (generally referenced by government issued debt instruments). This sensitivity is more pronounced for our local operating entities with significant older portfolios with relatively higher guaranteed interest rates (e.g., Switzerland, Belgium, South Korea and Taiwan).

The following table shows a sensitivity analysis of the impact in Euro that reasonably likely changes of 1% in the relevant yield curve would have on the DAC and PVFP amounts in the major geographical markets of the Allianz Group, which could have a material effect on the Allianz Group’s

Mr. James B. Rosenberg

Securities and Exchange Commission

results of operations. The impact of these changes would be recorded in the Allianz Group’s net income.

	Carrying amount of DAC/PVFP, net of unearned revenue liabilities	Effect of +1% change in the yield curve	Effect of -1% change in the yield curve
Country	€ mn	€ mn	€ mn
Germany	6,410	—	—
France	339	—	—
Italy	689	—	(1)
US	4,241	28	(86)
South Korea	737	1	(2)
Belgium	108	6	(14)
Switzerland	256	67	(161)
Austria	212	7	(10)

Sensitivities to persistency, expense levels and demographic assumptions are also monitored, but deviations within reasonable limits would not trigger a material loss recognition event for any of the operating entities due to the offsetting effects of changes to policyholder participation rates.

For many of Allianz’s Life/Health operating entities within Europe, a large part of such adverse developments can be offset by adjustments to the policyholder participation rates. Therefore, the relevant estimates and as a consequence, the results of operations of operating entities within Europe are relatively insensitive to the effects of changes in assumptions.”

Executive Summary, page 67

Operating Profit, page 68

6.

We note your response to comment five and your proposed disclosures. We continue to believe that presentation of a “consolidated” segment profit or loss measure has no authoritative meaning outside of the SFAS No. 131 required reconciliation in the footnotes to the company's consolidated financial statements. Furthermore, it appears that this non-GAAP measure excludes recurring items, such as investment income and realized gains or losses from investment transactions. We do not believe that you have met the burden of demonstrating the usefulness of a measure that excludes recurring items. Elimination of recurring items from the most comparable GAAP

Mr. James B. Rosenberg

Securities and Exchange Commission

measure appears to have the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note that the items you exclude have the following attributes.

•	there is a past pattern of these items occurring in each reporting period;
•	the financial impact of these items will not disappear or become immaterial in the future; and
•	there is no unusual reason that the company can substantiate to identify the special nature of these items.

If the justification for the use of this consolidated non-GAAP measure is linked to the compensation plans of management, additional disclosure would be necessary to demonstrate the usefulness of the measure to investors. Therefore if you plan to include this measure in your filing, please provide us with a revised analysis in disclosure-type format that addresses the following:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
•	the economic substance behind management's decision to use such a measure;
•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	the manner in which management compensated for these limitations when using the non-GAAP financial measure; and
•

the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors and, for each recurring item, a discussion that explains the substance for why it is appropriate to exclude it.

Allianz respectfully disagrees with the Staff’s position and believes that its presentation of consolidated operating profit provides useful and meaningful information to the user by providing information that management uses to analyze the Allianz Group’s consolidated results. Nonetheless, in response to the Staff’s comment, Allianz agrees to omit the measurement of consolidated operating profit from its future Annual Reports on Form 20-F and registration statements filed with the Securities and Exchange Commission. Allianz will continue to include and analyze operating profit in our segment-level results along with a reconciliation to the corresponding aggregated amounts in the consolidated financial statements, as required by IAS 14 and SFAS 131.

Mr. James B. Rosenberg

Securities and Exchange Commission

Liquidity and Capital Resources, page 113

Debt and Capital Funding, page 114

Reduction of non-strategic assets by Dresdner Bank, page 117

7.

Refer to your response to comment six. Your original disclosure in the Form 20-F indicates that this "mandatory exchangeable" structure allowed you to "benefit from a portion of Allianz AG's future share price appreciation." It is unclear to us based on this revised disclosure and your additional discussion how this occurs. Please explain to us how the placement by an independent third party impacts your operations since it seems that this placement is independent of your operations.

The placement of the “mandatory exchangeable” by an independent third party does not impact the operations of Allianz SE.

The disclosure with regard to the potential “benefit from a portion of Allianz SE’s future share price appreciation” refers to a call spread that Allianz purchased from a third-party financial institution (“Financial Institution”). With this call spread, Allianz SE has the possibility to participate in the price increase of Allianz’s shares above the market price at inception, but limited to a price appreciation of 20%.

Allianz SE purchased from the Financial Institution a derivative instrument referenced to the Allianz SE share price. This single instrument has features of both a long and a short call position. The terms of the call spread are as follows:

•	Notional amount of 17.2 million Allianz SE shares
•	Purchased call features with a strike price equal to Allianz SE share price at inception
•	Written call features with strike price of 20% above Allianz SE’s share price at inception (i.e. 120% of current market price at inception)
•

Viewed together, the purchased and written call features provide Allianz SE with positive value for Allianz SE share price increases above the market price at inception, but limited to a price appreciation of 20%

•	At inception Allianz SE paid the Financial Institution a premium of approximately 12% (approx €173 million) for this call spread
•	Term of the call spread is three years and the instrument is cash settled at the end of the term, with the net cash being paid based on any appreciation of Allianz SE shares.

Given its cash settlement features, under both IAS 32 Financial Instruments: Presentation and EITF 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially settled in, a Companies own Stock, the call spread instrument is

Mr. James B. Rosenberg

Securities and Exchange Commission

treated as a derivative and accounted for in accordance with IAS 39 Financial Instruments: Recognition and Measurement revised 2003 and FAS 133 Accounting for Derivative Instruments and Hedging Activities.

Allianz considered whether the call spread could have had any impact on the derecognition of the Allianz SE shares sold. While the notional amount for the call spread corresponded to the number of treasury shares sold, the call spread was a market term instrument for which Allianz SE paid a normal premium. It represents a derivative instrument, to be cash settled, that is based on Allianz SE shares. With respect to accounting for derecognition of financial assets, IAS 39 provides various guidance regarding the assessment of whether contractual rights have been transferred and the extent to which risks and rewards of ownership are passed. Paragraphs 15-37 of that standard outline a multiple step derecognition test that includes review of the control over the assets and a risk and rewards test. Furthermore, continuing involvement must be checked if both tests do not reveal a clear picture.

Based on the guidance in IAS 39 the sold Allianz SE shares had to be derecognized because the contractual rights to receive the cash flows were transferred to the third party Financial Institution. Furthermore Allianz SE did not retain, even through the call spread, substantially all of the risks and rewards of the transferred shares, since the call spread permits Allianz SE to participate only in a price appreciation up to 20% above the exercise price.

This interpretation is further supported by IAS 39 AG51 (h) and (i). The application guidance states that “if an entity holds a call / put option on an asset that is readily obtainable in the market and the option is neither deeply in the money nor deeply out of the money, the asset is derecognised. This is because the entity has neither (i) retained substantially all the risks and rewards of ownership, or (ii) has not retained control.” IAS 39 AG51 (k) states that an entity evaluates the transfer of a financial asset that is subject to a put or call option that will be settled net in cash to determine whether it has retained or transferred substantially all the risks and rewards of ownership. That the put or call is settled net in cash does not automatically mean that the entity has transferred control. As mentioned above Allianz only participates in the price appreciation up to 20%. Due to this limitation Allianz has transferred substantially all of the risk and rewards of the shares to the third party Financial Institution. Furthermore AG 42 to AG44 states that an entity has not retained control of a transferred asset if the transferee has the practical ability to sell the transferred asset. The practical ability to sell the shares is demonstrated by the placement of the “mandatory exchangeable” by the third party Financial Institution.

Consolidated Cash Flow Statements, page F-4

8.	We have read your response to comment 11 and we are still evaluating your response at the present time. We may have further comments.

Mr. James B. Rosenberg

Securities and Exchange Commission

No response required.

Notes to the Allianz Group's Consolidated Financial Statements

16 Reserves for insurance and investment contracts, page F-63

Aggregate policy reserves, page F-63

9.	Refer to your response to comment 12. Please tell us the basis for your conclusion that the disclosure requirements of paragraph 39A are not currently effective.

In support of its conclusion that the disclosure requirements of paragraph 39A are not effective until the year ending December 31, 2007, the Allianz Group refers to the introductory paragraph to Appendix C, “Amendments to other IFRSs” of IFRS 7, Financial Instruments: Disclosures. The paragraph reads:

“The amendments in this appendix shall be applied for annual periods beginning on or after 1 January 2007. Amendments to the Basis for Conclusions and Guidance on Implementing other IFRSs are in the Appendices to the Basis for Conclusions on IFRS 7 and the Guidance on Implementing IFRS 7 respectively. If an entity applies the IFRS for an earlier period, these amendments shall be applied for that earlier period. In the amended paragraphs, new text is underlined and deleted text is struck through.”

Paragraph C10 of IFRS 7, amends several paragraphs within IFRS 4, Insurance Contracts, and adds paragraph 39A. As the Allianz Group will apply IFRS 7, to include Appendix C, for the annual period beginning on January 1, 2007, paragraph 39A becomes effective for the Allianz Group for the year ending December 31, 2007.

10.

Refer to your response to comment 12. Provide us references to the literature that supports your accounting treatment of traditional and unit linked contacts issued in France, Italy, and the United States as insurance contracts, but “do not incorporate significant insurance risk at a portfolio level.”

In responding to comment 12, the Allianz Group proposed disclosure that referred to traditional and unit linked contracts that “do not incorporate significant insurance risk at a portfolio level”. The specific paragraph read as follows:

Mr. James B. Rosenberg

Securities and Exchange Commission

“Furthermore, a significant portion of the Allianz Group’s traditional and unit-linked contracts issued in France, Italy and the United States, although meeting the criteria for classification as insurance contracts under IFRS 4 on an individual contract basis, do not incorporate significant insurance risk at a portfolio level. Insurance risk is insignificant because the unit-linked contracts are essentially investment-type products, rather than insurance products. However, these contracts meet the definition of an insurance contract under IFRS 4 because the policyholder participates in the investment earnings at the discretion of Allianz.”

Based on the Staff’s most recent comment, we recognize that this disclosure did not adequately describe the insurance risk incorporated in the contracts issued by our Life/Health segment. We did not intend to suggest that significant insurance risk of an individual contract could somehow differ if it were part of a portfolio. Therefore, in lieu of providing references to literature in support of the previous disclosure presented above, we are providing the following disclosure to replace the paragraph above in its entirety.

“Furthermore, a significant portion of the Allianz Group’s traditional and unit-linked contracts issued in the United States meet the criteria for classification as insurance contracts under IFRS 4 on an individual contract basis, because these contracts include options for contract holders to elect a life-contingent annuity. Additionally, a significant portion of the Allianz Group’s traditional contracts issued in France and Italy do not incorporate significant insurance risk despite the fact that they are accounted for similarly to insurance contracts due to their discretionary participation features. Also, a significant portion of the Allianz Group’s unit-linked contracts in France and Italy do not incorporate significant insurance risk.”

Supplementally, we confirm that the Allianz Group applies the provisions of IFRS 4 for accounting for contracts issued by the Life/Health segment. Contracts that incorporate significant insurance risk or contracts with discretionary participation features, as permitted by paragraph 34(e) of IFRS 4, continue to apply accounting principles generally accepted in the United States, except where there are supplemental or contradictory requirements in paragraphs 14-20, 34 (a)-(d) and 35 of IFRS 4.

Reserves for loss and loss adjustment expenses, page F-64

11.

We have read your response to comment 13. Please refer to the table “changes in historical reserves for unpaid loss and LAE property-casualty insurance segment gross of reinsurance” for 10 years on page 29 and the similar table for five years on F-65 in which you have excluded loss reserve information related to subsidiaries disposed on a retrospective basis. We do not believe that your presentation complies with Industry Guide 6 because the financial information in the tables does not agree to the company's historical financial statements and it excludes certain of the company's

Mr. James B. Rosenberg

Securities and Exchange Commission

reserve development history. Please provide us revised tables that include loss reserve information of subsidiaries disposed either a) together with subsidiaries not disposed with disclosure of how you have presented it therein or b) as separate tables consisting only of subsidiaries disposed. Regarding the assertion in your response that your current presentation prevents “an artificial run-off gain from the reduction in liabilities,” please explain to us why a presentation that includes the disposed subsidiaries would have to reflect such a gain.

In response to the Staff’s request, we intend to replace the table entitled “Changes in Historical Reserves for Unpaid Loss and LAE Property-Casualty Insurance Segment Gross of Reinsurance” from the Allianz Group’s Industry Guide 6 disclosures and the table “Loss and loss adjustment expenses development for the property-casualty segment” from the notes to the Allianz Group’s consolidated financial statements. Draft versions of the new tables, which are attached hereto at Exhibit B, will be included in Allianz’s 2006 Form 20-F when finalized. As requested by the Staff, we have included in these tables loss reserve information of subsidiaries disposed together with subsidiaries not disposed and we will include a brief description of how the information has been presented.

24 Premiums earned (net), page F-77

12.	We have read your response to comment 14 and we are still evaluating your response at the present time. We may have further comments.

No response required.

42 Contingent liabilities, commitments, guarantees, and assets pledged and collateral, page F-96

Litigation, page F-96

13.

We have read your response to comments 15 and 16 and believe the additional information you provided would be useful to investors. Please confirm that you will include this additional information in the 2006 20-F.

With the exception of the Deutsche Telecom settlement (as discussed below), we confirm that we will include the additional disclosure in our 2006 Form 20-F. To the extent that any recent developments may occur affecting these proceedings, we will update this disclosure accordingly at the same level of detail as provided in our responses to comment 15 and 16. We do not intend, however, to include disclosure relating to the Deutsche Telecom settlement in our 2006 Form 20-F on the basis that it was settled in

Mr. James B. Rosenberg

Securities and Exchange Commission

2005, as disclosed in our 2005 Form 20-F and in accordance with Instruction 2 to Item 8.A.7, requiring disclosure of the disposition of any previously reported litigation that occurred during the relevant last fiscal year. As the proceeding was settled in 2005, we no longer consider such disclosure to be current for our 2006 Form 20-F.

47 Summary of significant differences between the accounting principles used in the preparation of the consolidated financial statements and accounting principles generally accepted in the United States of America, page F-110

Valuation and recognition differences, page F-111

(1) Share based compensation, page F-119

14.

We have read your response to comment 22 and believe additional information would be useful to investors in order to understand why the Class B Plan is classified as an equity settled plan under US GAAP. Please provide to us in disclosure type format a revised discussion that provides this information and addresses how the “reasonable period of time” criterion has been met.

We note your comment and intend to make the following changes to the share based compensation disclosures in our 2006 Form 20-F.

1. We will add the following fact to the description of the PIMCO Class B Plan to “Note 43, Share-based compensation plans”:

Share-based compensation plans of subsidiaries of the Allianz Group PIMCO LLC Class B Unit Purchase Plan

“The call or put right is only exercisable six months after the initial vesting of each grant.”

2. We will replace the relevant disclosure in our 2005 Form 20-F with the following information in “Note 47, Summary of significant differences between the accounting principles used in the preparation of the consolidated financial statements and accounting principles generally accepted in the United States of America”:

“(l) Share-based compensation

As described in Note 43, the Class B Plan, which issues the Class B equity units, is classified as a cash settled plan under IFRS because the equity units are puttable by the holders. Therefore, the Class B equity units issued

Mr. James B. Rosenberg

Securities and Exchange Commission

under the Class B Plan are recognized as liabilities and measured at fair value with changes recognized in net income in the period.

Prior to the adoption of IFRS 2 in 2005 and as permitted under IAS 8, the Allianz Group applied US GAAP standards to account for share based compensation. Under SFAS 123 and APB 25, the Class B Plan was classified as an equity settled plan. On January 1, 2006, Allianz adopted SFAS 123R, which replaced SFAS 123 and superseded APB 25. The adoption of SFAS 123R had no effect on the accounting for the Class B Plan, as it continues to be accounted for as an equity settled plan under SFAS 123R. SFAS 123R provides that a puttable (or callable) share awarded to an employee as compensation is classified as equity if the repurchase feature does not permit the employee to avoid bearing the risks and rewards normally associated with equity share ownership for a reasonable period of time from the date the requisite service is rendered and the share is issued, or it is not probable that the Allianz Group would prevent the employee from bearing those risks and rewards for a reasonable period of time from the date the share is issued.

For this purpose, SFAS 123R states that a period of six months or more is a reasonable period of time. The call and put options in the Class B Plan can not be exercised until at least six months after the initial vesting of each grant of units. Therefore, the plan meets the criteria for an equity settled plan under SFAS 123R. As an equity settled plan, the Class B equity units issued are measured at fair value on the grant date. Compensation expense is recognized over the requisite service period during which the employee provides service in exchange for the award, which is the vesting period. As compensation expense is recognized, an offsetting amount is credited to equity. The reconciliation adjustment to net income and shareholders’ equity represents the elimination of the additional compensation expense recognized under IFRS for the Class B equity units granted under the Class B Plan.”

*            *            *

On behalf of Allianz, I would like to thank you for the cooperation you and Staff are extending with the review of the Form 20-F. Please do not hesitate to call me at (011) (49) 89-3800-16597 or William Torchiana of Sullivan & Cromwell LLP at (011) (331) 7304-5890 with any questions or comments on the foregoing.

Very truly yours,

/s/ Burkhard Keese
Burkhard Keese
Executive Vice President
Group Financial Reporting

/s/ Susanne Kanngiesser
Dr. Susanne Kanngiesser
Executive Vice President
Group Accounting

Mr. James B. Rosenberg

Securities and Exchange Commission

(Attachments)

cc:	Vanessa Robertson

James Atkinson

(Securities and Exchange Commission)

Dr. Helmut Perlet

Dr. Peter Hemeling

(Allianz SE)

Johannes Pastor, Partner

(KPMG Deutsche Treuhand-Gesellschaft AG)

Darryl Briley, U.S. Filing Review Partner

(KPMG LLP)

William D. Torchiana

(Sullivan & Cromwell LLP)

Annex I

“Overview of Loss Reserving Process

Within the Allianz Group, loss and LAE reserves are set locally by reserving actuaries, subject to central monitoring and oversight by the Allianz SE actuarial department (“Group Actuarial”). This two stage reserving process is designed so reserves are set by those individuals most familiar with the underlying business, but in accordance with central standards and oversight. Our central standards are designed to provide consistent reserving methodologies and assumptions to be employed across the Group.

Local Reserving Processes

In each jurisdiction, reserves are calculated for individual lines of business taking into consideration a wide range of local factors. This local reserving process begins with local reserving actuaries gathering data to calculate estimates and reserves, with our companies typically dividing reserving data into the smallest possible homogeneous segments, while maintaining sufficient volume to form the basis for stable projections. Longer-tailed lines of business such as motor liability, development data going back for up to twenty or more years are used, while for shorter-tailed lines such as property, data going back five to seven years are typically considered sufficient. Once data is collected, we derive patterns of loss payment and emergence of claims based on historical data organized into triangles presented by accident year versus development year. Loss payment and reporting patterns are selected based on observed historical development factors and also on the judgment of the reserving actuary using an understanding of the underlying business, claims processes, data and systems, as well as the market, economic, societal and legal environment. We then develop expected loss ratios, which are derived from the analysis of historical observed loss ratios, adjusted for a range of factors such as loss development, claims inflation, changes in premium rates, changes in portfolio mix and changes in policy terms and conditions.

Using the development patterns and expected loss ratios described above, local reserving actuaries produce estimates of ultimate loss and loss adjustment expense (LAE) using several methods. The most commonly used reserving methods are:

•	Loss Development (Chain-Ladder) Method, which estimates ultimate loss and LAE by applying loss development patterns directly to observed paid and reported losses.

•	Bornhuetter-Ferguson Method, which estimates loss and LAE using development patterns, observed losses and expected loss estimates.

•

Frequency-Severity Methods, which produce separate estimates of the ultimate number and average size of claims. In addition, individual companies use a variety of other methods for certain lines of business.

Mr. James B. Rosenberg

Securities and Exchange Commission

Because loss reserves represent estimates of uncertain future events, our local reserve actuaries determine a range of reasonably possible outcomes. To analyze the variability of loss reserve estimates, actuaries employ a range of methods and approaches, including simple sensitivity testing using alternative assumptions as well as more sophisticated stochastic techniques. Group reserving standards require that each company’s local reserve committee meet quarterly to discuss and document these reserving decisions.

Central Reserve Oversight Process

Building on the local reserving process described above, Group Actuarial conducts a central process of reserve oversight. This process ensures that reserves are set at the local level in accordance with Group-wide standards of actuarial practice regarding methods, assumptions and data. The key components of this central oversight process are:

•	Minimum standards for actuarial loss reserving;

•	Regular central independent reviews by Group Actuarial of reserves of local operating entities;

•	Regular peer reviews by Group Actuarial of reserve reports provided by local operating entities; and

•	Regular quantitative and qualitative reserve monitoring.

Each of these components is described further below.

Minimum standards for actuarial loss reserving: Group-wide minimum standards of actuarial reserving define the reserving practices which must be conducted by each operating entity. These standards provide guidance regarding all relevant aspects of loss reserving, including organization and structure, data, methods, and reporting. Group Actuarial monitors compliance with these minimum standards through a combination of diagnostic review – i.e. standardized qualitative assessment of the required components in the reserving process – and local site visits. Group Actuarial informs the local operating entity of areas requiring immediate remediation as well as areas for potential improvement and coordinates with the local operating entities to address the relevant issues and implement improvements.

Regular central independent reviews by Group Actuarial of reserves of local operating entities: Group Actuarial performs independent reviews of loss and LAE reserves for key local operating entities on a regular basis. This process is designed such that all significant entities are reviewed once every three years. Such a review typically starts with site visits to ensure that Group Actuarial updates their knowledge of the underlying business as well as the issues related to data and

Mr. James B. Rosenberg

Securities and Exchange Commission

organization. Group Actuarial then conducts an analysis of reserves using data provided by the operating entity. Preliminary conclusions are then discussed with the local operating entity prior to being finalized. Any material differences between Group Actuarial’s reserve estimates and those of the local operating entity are then discussed, and evaluated to determine if changes in assumptions are needed.

Regular peer reviews by Group Actuarial of reserve reports provided by local operating entities: Local operating entities are required to provide Group Actuarial an annual reserve report, documenting the entity’s analysis of its loss and LAE reserves. The Allianz Group standard for these reports is that an independent actuary, by analyzing this report and discussing it with the entity, must be capable of forming an opinion regarding the appropriateness of the entity’s held reserves. In years when Group Actuarial does not perform a complete reserve review of an Allianz Group company, it will perform a peer review of the entity’s own analysis.

Regular quantitative and qualitative reserve monitoring: On a quarterly basis, Group Actuarial monitors reserve levels, movements and trends across the Allianz Group. This monitoring is conducted on the basis of quarterly loss data submitted by local operating entities as well as through participation in local reserve committees and frequent dialogue with local actuaries of each operating entity. This quarterly loss data provides information about quarterly reserve movements, as the information is presented by accident year and line of business, as defined by the local operating entity.

The oversight and monitoring of the Group’s loss reserves culminate in quarterly meetings of the Group Reserve Committee, which monitors key developments across the Group affecting the adequacy of loss reserves.”

Annex II

“Variability of Reserve Estimates

Loss reserves are estimates and are based on the expected outcome of future events (e.g., court decisions, medical rehabilitation and property damage repair). As such, reserve estimates are subject to uncertainty, particularly for longer-tail lines of business. Our reserving actuaries estimate loss reserves separately by line of business based on many detailed assumptions. Given the small segments of business for which reserve estimates are calculated, and that material accumulations across classes will tend to be offset by those in other independent classes, deviations from assumptions are generally not expected to have a material effect on the loss reserves of the Group.

There are, however, two reserving segments which, due to their volume and/or uncertainty, for which changes in assumptions could have a material impact on the Group:

•	German motor liability and
•	Asbestos claims reserves.

German Motor Liability

As a longstanding market leader in German motor insurance, Allianz holds a significant balance of motor liability reserves (€4,500 million gross as of December 31, 2006). Moreover, German motor liability claims are particularly long-tailed in nature. We estimate that approximately 62% of claims are paid after one year and 90% after eight years from the occurrence of the claim. Actuaries must rely on long data histories, but data from older accident years may be less predictive for current developments. Furthermore, sufficient data for extremely long development of bodily injury claims for 40 and more years are not available and, therefore, we extrapolate the ultimate loss amounts. As a result, changes in assumptions such as loss development patterns have a significant effect on estimated reserves.

In order to gauge the sensitivity of German motor liability loss reserve estimates to alternative assumptions, we applied statistical methods that allow for both the natural variability in the reserving process (i.e., process volatility) as well as the potential variability in estimating reserving assumptions (i.e., parameter volatility) and provide quantitative insights into reserve volatility. This analysis provides that it is reasonably likely that future German motor liability loss payments will be €300 million higher or lower than carried reserves.

Mr. James B. Rosenberg

Securities and Exchange Commission

Asbestos claims reserves

Loss reserves for asbestos claims worldwide are subject to greater than usual uncertainty. Asbestos claims have a long latency period, sometimes emerging several decades after the underlying policy was written. Claim emergence is subject to a broad range of legal, epidemiological and socio-economic factors such as court decisions, corporate bankruptcy proceedings and medical advances. Asbestos claim reserves are not amenable to traditional actuarial analysis and are instead based upon an extensive analysis of exposure.

In order to quantify the potential variability of asbestos claim reserves, we calculate a best estimate reserve and a range of reasonable estimates of asbestos loss reserves for U.S and non-U.S. asbestos in aggregate. This range is calculated by testing the sensitivity of reserve estimates to alternative assumptions. The range does not represent lower and upper bounds, and does not contain all of the possible loss results. Our best estimate represents the expected unpaid loss resulting from assumptions that we consider reasonable. The lower and upper ends of the range represent unpaid losses that would result from optimistic and pessimistic, but reasonable assumptions. It should be noted that there is a reasonable possibility that the actual loss amounts will fall outside that range. As of December 31, 2006, the high end of this range is €800 million higher than the best estimate; the low end of the range is €800 million lower than the best estimate.

The following alternative assumptions lead to the high end of the range of the reserve estimate:

•	The projected level of future claims filings increase compared to the level as predicted by the epidemiological-based models;

•	Future values of claims settlements by disease type increase compared to the inflation-adjusted projections;

•	The proportion of claims filings leading to claims payments increases compared to our projections;

•	The legal interpretation of insurance policies and the outcome of coverage litigation is on the whole adverse to our expectations;

•	Claims from coverages not yet affected by asbestos claims and not reflected in our projections emerge; and

•	The projected level of new policyholders being brought into asbestos litigation increases compared to our estimates in addition to an increase

Mr. James B. Rosenberg

Securities and Exchange Commission

over our estimate of the average cost to settle all future asbestos claims for these policyholders.

The following alternative assumptions lead to the low end of the range of the reserve estimate at:

•	The projected level of future claims filings for each policyholder decrease compared to the level as predicted by the epidemiological-based models;

•	Future values of claims settlements by disease type are lower than the inflation adjusted projections;

•	The proportion of claims filings leading to claims payments decrease compared the projections;

•	The legal interpretation of insurance policies and the outcome of coverage litigation is on the whole favorable to our expectations; and

•

The projected level of new policyholders being brought into asbestos litigation is lower than our estimates in addition to a decrease in our estimate of the average cost to settle all future asbestos claims for these policyholders.”

Exhibit A

Allianz Group

Loss and LAE Reserves by Year, Region and Line of Business, Gross of Reinsurance (1)

IFRS Basis

Euro in millions

	Automobile Insurance			General Liability			Property			Other Short-Tail
										Lines (2)
as of December 31,	2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006
Germany (3)	4,806	4,696	4,681	1,714	1,826	1,875	732	748	556	—	—	—
Case Reserves (1)	4,663	4,579	4,555	1,127	1,251	1,300	597	592	452	—	—	—
IBNR	143	117	126	587	574	575	135	156	104	—	—	—
France	2,132	2,180	2,224	1,777	1,901	1,924	1,200	1,161	1,103	244	306	316
Case Reserves (1)	1,607	1,610	1,511	1,538	1,541	1,534	1,002	963	921	76	95	114
IBNR	525	571	713	238	359	390	198	197	182	169	211	202
Italy	3,920	4,175	4,192	1,495	1,579	1,716	445	449	521	152	142	134
Case Reserves (1)	2,626	2,927	3,091	1,025	1,023	1,067	401	422	510	131	119	110
IBNR	1,294	1,249	1,101	470	556	649	43	27	10	21	23	24
United Kingdom	964	1,029	1,005	342	418	503	465	615	485	66	73	77
Case Reserves (1)	789	836	847	256	306	356	305	456	356	27	30	29
IBNR	174	193	157	87	112	147	160	159	129	39	44	48
Switzerland	845	824	842	239	236	233	101	146	104	96	82	74
Case Reserves (1)	728	718	683	200	189	191	83	126	74	66	59	53
IBNR	117	106	159	39	47	42	18	20	29	30	24	22
Spain	915	1,036	1,134	210	264	280	120	135	142	2	2	3
Case Reserves (1)	861	992	1,072	177	219	208	110	117	117	2	2	2
IBNR	54	44	62	32	44	72	11	17	25	0	0	0
Other Europe	2,937	2,742	2,864	1,039	1,033	1,051	537	485	538	399	302	197
Case Reserves (1)	2,099	2,379	2,378	770	781	786	440	441	433	337	247	132
IBNR	838	363	486	269	252	265	97	44	104	62	54	65
NAFTA Region (3)	469	471	349	2,759	3,749	3,041	739	951	722	95	37	169
Case Reserves (1)	256	275	202	1,074	1,182	976	104	183	89	85	23	101
IBNR	213	196	147	1,685	2,568	2,065	635	768	632	10	14	68
Asia - Pacific Region	1,211	1,384	1,381	343	379	379	226	219	184	33	39	40
Case Reserves (1)	667	782	899	107	110	113	138	147	114	2	3	2
IBNR	543	602	483	237	270	266	88	72	70	32	36	38
South America & other	108	165	176	29	56	59	148	110	149	—	—	—
Case Reserves (1)	87	130	127	28	55	57	131	91	136	—	—	—
IBNR	21	34	48	1	1	2	16	19	13	—	—	—

Subtotal of countries / regions	18,304	18,702	18,849	9,947	11,440	11,061	4,713	5,019	4,502	1,088	984	1,009
Case Reserves (1)	14,382	15,228	15,365	6,303	6,656	6,588	3,311	3,538	3,204	725	578	543
IBNR	3,923	3,475	3,484	3,645	4,784	4,473	1,402	1,481	1,298	363	406	467

Credit Insurance	—	—	—	—	—	—	—	—	—	681	688	691
Case Reserves (1)	—	—	—	—	—	—	—	—	—	454	445	452
IBNR	—	—	—	—	—	—	—	—	—	228	243	239

Allianz Global Corporate & Specialty (3)	0	—	—	1,577	1,632	1,399	1,252	1,930	1,594	—	72	131
Case Reserves (1)	—	—	—	713	713	719	976	1,305	966	—	33	78
IBNR	0	—	—	864	919	681	276	625	629	—	39	53

Travel Insurance and Assistance Services	—	—	—	—	—	—	—	—	—	130	128	143
Case Reserves (1)	—	—	—	—	—	—	—	—	—	103	108	117
IBNR	—	—	—	—	—	—	—	—	—	27	20	26

Subtotal of specific business (global)	0	—	—	1,577	1,632	1,399	1,252	1,930	1,594	811	888	964
Case Reserves (1)	—	—	—	713	713	719	976	1,305	966	557	586	647
IBNR	0	—	—	864	919	681	276	625	629	254	302	317

Allianz Group Total	18,304	18,702	18,849	11,525	13,072	12,460	5,965	6,949	6,096	1,899	1,872	1,973

Case Reserves (1)	14,382	15,228	15,365	7,016	7,369	7,307	4,287	4,843	4,169	1,282	1,164	1,190
IBNR	3,923	3,475	3,484	4,509	5,703	5,153	1,678	2,106	1,927	617	707	783

Allianz Group

Loss and LAE Reserves by Year, Region and Line of Business, Gross of Reinsurance (1)

IFRS Basis

Euro in millions

	Other Medium-Tail			Other Long-Tail			Total
	Lines (2)			Lines (2)
as of December 31,	2004	2005	2006	2004	2005	2006	2004	2005	2006
Germany (3)	2,165	2,731	2,454	2,219	2,051	2,017	11,637	12,053	11,583
Case Reserves (1)	1,503	1,984	1,631	640	679	695	8,530	9,085	8,632
IBNR	662	748	824	1,579	1,373	1,322	3,106	2,968	2,951
France	2,074	2,144	2,182	1,113	1,052	997	8,540	8,744	8,746
Case Reserves (1)	828	785	763	67	54	66	5,117	5,049	4,910
IBNR	1,246	1,359	1,419	1,046	997	931	3,423	3,695	3,836
Italy	425	430	459	9	12	14	6,446	6,786	7,035
Case Reserves (1)	379	385	407	8	11	13	4,571	4,886	5,197
IBNR	45	45	53	0	1	1	1,875	1,900	1,838
United Kingdom	305	194	259	897	927	935	3,038	3,257	3,265
Case Reserves (1)	191	116	179	613	607	577	2,180	2,350	2,344
IBNR	114	79	80	284	320	359	858	907	921
Switzerland	554	872	836	1,116	1,119	1,080	2,950	3,278	3,169
Case Reserves (1)	447	675	725	822	791	764	2,346	2,557	2,490
IBNR	107	197	111	294	328	315	604	721	679
Spain	35	69	82	135	189	183	1,417	1,695	1,824
Case Reserves (1)	29	51	64	116	168	151	1,294	1,550	1,614
IBNR	6	19	19	20	21	32	123	145	210
Other Europe	171	174	146	638	604	592	5,721	5,340	5,388
Case Reserves (1)	153	133	121	460	432	436	4,259	4,414	4,287
IBNR	18	41	25	178	172	157	1,462	926	1,102
NAFTA Region (3)	678	849	1,108	1,405	1,462	1,201	6,144	7,519	6,589
Case Reserves (1)	380	449	425	1,145	1,149	938	3,043	3,260	2,730
IBNR	298	401	683	259	313	263	3,101	4,260	3,859
Asia - Pacific Region	101	110	119	599	671	665	2,513	2,802	2,768
Case Reserves (1)	42	49	49	201	217	221	1,157	1,307	1,398
IBNR	59	61	70	398	454	444	1,356	1,495	1,371
South America & other	51	77	68	—	—	—	336	407	452
Case Reserves (1)	34	52	46	—	—	—	280	328	366
IBNR	18	25	22	—	—	—	56	80	86

Subtotal of countries / regions	6,558	7,652	7,714	8,130	8,086	7,684	48,741	51,882	50,818
Case Reserves (1)	3,986	4,678	4,409	4,072	4,107	3,859	32,778	34,785	33,968
IBNR	2,572	2,974	3,305	4,059	3,979	3,825	15,963	17,097	16,850
							—	—	—
Credit Insurance	529	424	351	—	—	—	1,210	1,112	1,042
Case Reserves (1)	696	663	586	—	—	—	1,150	1,108	1,038
IBNR	(168)	(239)	(235)	—	—	—	60	4	4

Allianz Global Corporate & Specialty (3)	1,912	2,819	2,921	706	685	616	5,448	7,137	6,662
Case Reserves (1)	1,290	1,622	1,463	408	441	408	3,387	4,114	3,633
IBNR	622	1,197	1,458	298	244	208	2,061	3,023	3,028

Travel Insurance and Assistance Services	—	—	—	—	—	—	130	128	143
Case Reserves (1)	—	—	—	—	—	—	103	108	117
IBNR	—	—	—	—	—	—	27	20	26

Subtotal of specific business (global)	2,440	3,243	3,272	706	685	616	6,788	8,377	7,846
Case Reserves (1)	1,986	2,285	2,049	408	441	408	4,640	5,330	4,789
IBNR	454	958	1,223	298	244	208	2,147	3,047	3,057

Allianz Group Total	8,998	10,894	10,986	8,837	8,770	8,300	55,528	60,259	58,664

Case Reserves (1)	5,972	6,963	6,458	4,480	4,548	4,267	37,418	40,115	38,757
IBNR	3,026	3,931	4,528	4,357	4,223	4,032	18,110	20,145	19,908

(1)	By jurisdiction of individual Allianz Group subsidiary companies.
(2)

For 2006 lines of business are allocated to Other Short-, Medium- and Long-Tail Lines based on more detailed information depending on duration by jurisdiction. Prior year balances have been adjusted to reflect these reclassifications and allow for comparability across periods.

(3)	Allianz Global Corporate & Specialty was established in 2006 and combines reserves formerly presented as Marine & Aviation and as part of reserves for Germany and NAFTA Region.

2

Exhibit B

Allianz Group

IFRS Basis

Euro in Millions

	1997	1998	1999	2000	2001	2002	2003	2004	2005
Gross liability for unpaid claims and claims expense	34,323	45,564	51,276	54,047	61,483	59,649	56,749	55,528	60,259

Cumulative Paid as of one year	9,010	12,273	15,114	16,241	15,945	16,357	14,383	13,282
two years	14,113	18,846	22,833	23,077	24,567	24,093	21,155
three years	17,812	23,407	27,242	28,059	29,984	29,007
four years	20,591	26,327	30,698	31,612	33,586
five years	22,522	28,738	33,263	34,217
six years	24,233	30,550	35,194
seven years	25,536	32,051
eight years	26,699

Gross Liability restated as of one year	40,651	46,005	52,034	55,200	58,570	56,550	54,102	56,237
two years	38,058	46,043	52,792	53,535	56,554	55,704	55,363
three years	37,909	46,780	51,265	52,160	56,056	57,386
four years	38,530	45,307	49,929	52,102	57,640
five years	37,342	44,196	50,058	53,675
six years	36,346	44,524	51,432
seven years	36,648	45,679
eight years	37,696

Cumulative surplus (deficiency)	(3,373)	(115)	(156)	372	3,844	2,262	1,386	(709)
effect of disposed/(acquired) portfolios	(5,514)	(2,147)			(93)		540
effect of foreign exchange	815	(3,092)	195	1,423	3,641	1,656	(1,509)	(1,541)
excluding both effects	1,326	5,125	(351)	(1,051)	296	606	2,355	832
Percent	3.9%	11.2%	-0.7%	-1.9%	0.5%	1.0%	4.2%	1.5%

Allianz Group
IFRS Basis €uro in Millions

	2000	2001	2002	2003	2004	2005
Liability for unpaid claims and claims expense
Net	39,186	45,327	45,061	44,683	45,480	49,656
Ceded	14,860	16,156	14,588	12,067	10,049	10,604
Gross	54,047	61,483	59,649	56,749	55,528	60,259

Cumulative Paid as of one year	16,241	15,945	16,357	14,383	13,282
two years	23,077	24,567	24,093	21,155
three years	28,059	29,984	29,007
four years	31,612	33,586
five years	34,217

Gross Liability restated as of one year	55,200	58,570	56,550	54,102	56,237
two years	53,535	56,554	55,704	55,363
three years	52,160	56,056	57,386
four years	52,102	57,640
five years	53,675

Cumulative surplus (deficiency)
Gross	372	3,844	2,262	1,386	(709)
excluding effect of disposed/(acquired) portfolios	372	3,937	2,262	846	(709)
Net	1,771	3,595	264	726	(187)
excluding effect of disposed/(acquired) portfolios	1,771	3,684	264	274	(187)
As a percentage	4.5%	8.1%	0.6%	0.6%	-0.4%